Exhibit 99.1

Transcript of Live Video Broadcast to ReachLocal Employees

SHARON:

Hello to the global ReachLocal team and thank you for joining me.  I have really exciting news to share with you all.

Today we are very pleased to announce that Gannett has signed a definitive agreement to acquire ReachLocal.

Gannett is a next-generation media company -- one of the largest in the U.S. -- with enormous reach through the USA TODAY NETWORK which is comprised of USA TODAY and 107 local media organizations. Gannett touches more than 100 million people monthly, as well as tens of thousands of local businesses.

Before I get into what this means for our customers, partners and importantly, all of you, we are very fortunate to have with us here the CEO of Gannett, Bob Dickey.  Bob, thank you so much for joining us today.  I know our team will be eager to hear more about Gannett, what excited you most about ReachLocal, and what you see as the strategic fit between our two organizations.

BOB:

Thank you Sharon. I’m happy to be here today and share this exciting news.

Just as you say, Gannett is one of the largest media companies in the U.S. – in fact Gannett is the largest local-to-national media network in the U.S., and one of the U.K.’s leading regional media groups.

Since Gannett’s inception more than 100 years ago, our focus has been on local. Serving local audiences, local businesses and local communities. We have decades of experience cultivating connections across the U.S. and understanding our communities as no one else can.

Our local brands are at the heart of our communities and as part of the USA TODAY NETWORK they are at the center of our efforts to build one single nationwide news organization. Building this single nationwide network will help us achieve our goal of becoming the largest digital news network in all of America.

While our journalism defines who we are and what we do, integrating digital products within every part of our business and becoming a more digital, mobile audience-driven news organization is crucial for growing our future.

Last year was an important milestone year for the New Gannett. It marked a new beginning as we spun off from our former parent company to become a separate public company.  We got off to a tremendous start and we haven’t looked back as we continue to further transition to a digitally focused company and maintain a strong financial profile. This addition of ReachLocal is the perfect way to celebrate our first anniversary later this week.

One of our strategies is to aggressively expand our local footprint. By expanding, we enhance the depth and breadth of our news-gathering capabilities, delivering additional scale for our local-to-national strategy and driving more marketplace synergies.  We recently acquired Journal Media Group and last year the Texas-New Mexico Newspapers Partnership as well as the Romanes Group in the U.K.

This expands our reach for advertisers and makes our media organizations very attractive to marketers seeking multi-platform, impactful campaigns as well as smaller scale, targeted solutions.

Our multi-platform approach to advertising is tailored to the individual needs of advertisers, ranging from small, locally owned businesses to large Fortune 500 companies. Gannett typically reaches approximately 40% of the total domestic digital population, enabling advertisers to easily scale their messages from hyper-local to national and back again.

As you can see, ReachLocal’s products and services will be a natural fit for these businesses. ReachLocal will be an incredibly important part of Gannett’s digital strategy, and we believe that this combination will open up tremendous new opportunities for both companies.

ReachLocal is an exceptional company, with exceptionally talented employees and an outstanding history of innovation.  Together we will keep it that way.

Thank you again, Sharon.

SHARON:

Thank you so much Bob, for sharing those insights.

ReachLocal’s board of directors and I firmly believe that joining forces with Gannett at this time is a smart and bold strategic move for ReachLocal.  So let me tell you why.

This combination provides us with a unique opportunity to dramatically accelerate our business.  Thanks to the hard work of our dedicated teams, we’ve enhanced our technology platform and added exciting new products to offer a complete digital marketing platform for local businesses.  We’ve grown our core search marketing solutions and significantly expanded our software solutions with great products like ReachEdge and Kickserv.  We’ve also dramatically enhanced our go to market and support teams, providing our customers an outstanding level of service.  It’s quite impressive that as a standalone company we’ve been able to accomplish all of this while expanding our Adjusted EBITDA.

While we have made great strides, our ability to invest in product and growth has been severely constrained by our balance sheet.  Joining forces with Gannett - one of the most important next-generation media companies in the world, with significant reach, depth and an incredibly strong financial foundation - will dramatically increase our ability to innovate and deliver industry-leading products and services for our customers.  It will also open up new channels of customers to further grow our business.

This is also a very positive development for our business partners and resellers globally.  ReachLocal will be an important part of Gannett’s digital strategy and at the conclusion of Gannett’s current digital marketing service arrangements the combined organization will also benefit from leveraging our digital marketing services products in Gannett’s existing 107 local markets in the U.S.  We believe that this combination will open up new opportunities far beyond what ReachLocal could accomplish on its own.  I am truly excited for the next phase of this company and what it holds for our customers and partners – and for all of you.

This is extremely positive news for ReachLocal employees.  Joining forces with a well-established company will give us access to investment capital to further innovate and drive our product roadmap.  As a key part of Gannett’s digital strategy, Gannett will reap the benefits of the strong digital marketing experience from the collective ReachLocal team.  We have a lot to add to this combination and I am confident that ReachLocal will be a strong contributor to Gannett’s success going forward.   ReachLocal will continue to operate as an independent division within Gannett and I will continue to lead the organization.

It’s very important that all of us keep in mind that we will remain separate companies until the deal closes, which we expect to be completed during the third quarter.   While this is big news, we must not allow it to be a distraction.  It’s critical that we stay focused on our business and continue to deliver an outstanding level of service to our customers. I want to see us continue the great trend of revenue growth and margin expansion that you have worked so hard to achieve.

I know you will have a lot of questions and we will answer them as we move forward through this process.  I will be in regular communication and will keep you up to date on our progress.

In summary, this is a milestone for ReachLocal.  We are going to be a part of the digital strategy of one of the largest players in the media world.  We strongly believe that this is a winning combination for our company, our employees, our customers and our business partners.  I’d like to thank Bob for being here in person with us today.  It’s a strong signal of Gannett’s commitment to this partnership. I am personally incredibly excited about the future and know that as the ReachLocal team we are going to flourish in our new home.  As we move forward, I and the rest of the executive team will be trying to touch base in as many locations around the world as possible, so look forward to seeing many of you soon.

Additional Information

This document does not constitute an offer to buy or a solicitation of an offer to sell any securities. Gannett has not yet commenced the tender offer for the shares of ReachLocal at this time. Upon commencement of the tender offer, Gannett and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits (including the offer to purchase, the letter of transmittal and other related documents), and ReachLocal will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any definitive tender offer documents will be mailed to the shareholders of ReachLocal. INVESTORS AND SECURITY HOLDERS OF REACHLOCAL ARE STRONGLY URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Once filed, investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by Gannett through the website maintained by the SEC at http://www.sec.gov, and from the information agent named in the tender offer materials.

FORWARD LOOKING STATEMENTS

Certain statements in this document and the exhibit hereto may be forward looking in nature or constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed acquisition of ReachLocal, the expected timetable for completing the acquisition and the benefits of the acquisition. Forward-looking statements include all statements that are not historical facts and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Any such statements speak only as of the date the statements were made and are not guarantees of future performance. The matters discussed in these forward-looking statements are subject to a number of risks, trends, uncertainties and other factors that could cause actual results and developments to differ materially from those projected, anticipated or implied in the forward-looking statements. These factors include, among other things, economic conditions affecting the newspaper publishing business, the uncertainty of regulatory approvals, Gannett’s and ReachLocal’s ability to satisfy the merger agreement conditions and consummate the transaction on a timely basis, and Gannett’s ability to successfully integrate ReachLocal’s operations and employees with Gannett’s existing business. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Gannett and ReachLocal’s overall business, including those more fully described in Gannett’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 27, 2015 and its quarterly report filed on Form 10-Q for the quarter ended March 27, 2016, and those more fully described in ReachLocal’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2015 and its quarterly report filed on Form 10-Q for the quarter ended March 31, 2016.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to, and undertake no obligation to, update any forward-looking statements to reflect events or circumstances that occur after the date on which such statements are made or to reflect the occurrence of unanticipated events.